Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-179590

Prospectus Supplement No. 4

(to Prospectus dated January 14, 2013)

MEI PHARMA, INC.

319,191 Shares of Common Stock at $7.14 Per Share

Upon Exercise of Outstanding Warrants

This prospectus amends and supplements the prospectus dated January 14, 2013 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration Statement No. 333-179590). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2013 (the “Form 8-K”) and our Quarterly Report on Form 10-Q filed with the Commission on May 9, 2013. Accordingly, we have attached the Form 8-K and the Form 10-Q to this prospectus supplement.

The prospectus and this prospectus supplement relate to the issuance of shares of our common stock, par value $0.00000002 per share, (the “Common Stock”) upon exercise of warrants (the “Warrants”) issued in connection with our rights offering that was completed in May 2012.

Our common stock is traded on the Nasdaq Capital Market under the symbol “MEIP”. The Warrants will not trade on the Nasdaq Capital Market or any other securities exchange or trading market. On June 10, 2013, the closing price for a share of our Common Stock on the Nasdaq Capital Market was $7.90 per share.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is June 11, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 7, 2013

MEI Pharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-50484	51-0407811
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

11975 El Camino Real, Suite 101, San Diego, California 92130

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (858) 792-6300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d) On June 7, 2013, the Board of Directors (the “Board”) of MEI Pharma, Inc. (the “Company”) appointed Nicholas Glover, Ph.D., to the Board of Directors to fill the vacancy created by the retirement of Professor Bryan Williams in May 2013. Concurrently with his appointment to the Board, Dr. Glover was also appointed to serve on the Compensation Committee of the Board. Dr. Glover was proposed to the Nominating Committee of the Board as a candidate for director pursuant to the previously-announced governance agreements entered into on December 18, 2012 between the Company and each of Vivo Ventures Fund VII, L.P. and New Leaf Ventures II, L.P.

Dr. Glover will receive the standard compensation received by the Company’s non-employee directors and will enter into the Company’s standard indemnification agreement for non-employee directors. The standard compensation arrangements and indemnification agreement are described in the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 28, 2011.

A press release announcing Dr. Glover’s appointment, dated June 11, 2013, is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release, dated June 11, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MEI PHARMA, INC.

By:	/s/ Daniel P. Gold
Daniel P. Gold
Chief Executive Officer

Dated: June 11, 2013

Exhibit Index

Exhibit No.	Description

99.1	Press release, dated June 11, 2013.

Exhibit 99.1

Contact: Pete De Spain Sr. Director, Investor Relations & Corporate Communications (858) 792-3729 pdespain@meipharma.com

MEI PHARMA ADDS FORMER YM BIOSCIENCES CEO NICK GLOVER TO

BOARD OF DIRECTORS

San Diego – June 11, 2013 – MEI Pharma, Inc. (Nasdaq: MEIP), an oncology company focused on the clinical development of novel therapies for cancer, announced today the appointment of Nick Glover, Ph.D., to its Board of Directors. Dr. Glover was most recently President and Chief Executive Officer of YM BioSciences, an oncology drug development company acquired by Gilead Sciences for $510 million in February 2013. The appointment of Dr. Glover increases MEI Pharma’s board to seven members, including six independent directors.

“Dr. Glover is a natural fit to round out our Board of Directors, adding a wealth of relevant strategic and operational knowledge,” said Daniel P. Gold, Ph.D., President and Chief Executive Officer of MEI Pharma. “In addition to firsthand experience leading an emerging hematology drug development company, Nick has an extensive background in business development and strong relationships within the life science investment community. We look forward to the benefit of his experience as we execute multiple Phase II clinical trials of Pracinostat in the months ahead and formulate strategies for maximizing its value.”

Dr. Glover served as President and Chief Executive Officer of YM BioSciences from November 2010 until the completion of its acquisition by Gilead. YM’s lead drug candidate, CYT387, was an orally administered JAK inhibitor being developed for the treatment of myelofibrosis. Previously, Dr. Glover was President and Chief Executive Officer of Viventia Biotech, a biopharmaceutical company involved in the discovery and development of monoclonal antibody-based technologies for the treatment of cancer. Prior to joining Viventia, he was an investment manager at MDS Capital, a life sciences venture capital firm. Dr. Glover holds a B.Sc. (Hons) in Chemistry from the University of East Anglia, U.K., and a Ph.D. in Chemistry from Simon Fraser University, Canada.

“I am pleased to be joining the board of MEI Pharma at such an exciting time,” said Dr. Glover. “The Company has a very promising lead drug candidate, Pracinostat, which has the potential to be both clinically and commercially differentiated. In addition, MEI Pharma is led by an excellent team, and I look forward to working with management and the board to assist in the Company’s advancement.”

About MEI Pharma

MEI Pharma, Inc. (Nasdaq: MEIP) is a San Diego-based oncology company focused on the clinical development of novel therapies for cancer. The Company’s lead drug candidate is Pracinostat, a potential best-in-class, oral histone deacetylase (HDAC) inhibitor being developed for advanced hematologic malignancies such as myelodysplastic syndrome (MDS) and acute myeloid leukemia (AML). Results from a pilot Phase II clinical trial of Pracinostat in combination with azacitidine in patients with advanced MDS were presented at the American Society of Hematology Annual Meeting in December 2012 showing an overall response rate (CR+CRi+PR) of 89% (eight out of nine). The Company plans to initiate a randomized, placebo-controlled Phase II trial of Pracinostat in combination with azacitidine in patients with MDS in June 2013. In addition, MEI Pharma is developing two drug candidates derived from its isoflavone-based technology platform, ME-143 and ME-344. For more information, go to www.meipharma.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management’s current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties or differences in interpretation in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number: 000-50484

MEI Pharma, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	51-0407811
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11975 El Camino Real, Suite 101, San Diego, CA 92130

(Address of principal executive offices) (Zip Code)

(858) 792-6300

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting entity	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of May 6, 2013, the number of shares outstanding of the issuer’s common stock, $0.00000002 par value, was 17,116,571.

MEI PHARMA, INC.

Table of Contents

		Page

PART I	FINANCIAL INFORMATION

Item 1:	Financial Statements

	Balance Sheets as of March 31, 2013 (unaudited) and June 30, 2012	3

	Statements of Operations (unaudited) for the three months and nine months ended March 31, 2013 and 2012 and for the period from December 1, 2000 (inception) through March 31, 2013	4

	Statements of Cash Flows (unaudited) for the nine months ended March 31, 2013 and 2012 and for the period from December 1, 2000 (inception) through March 31, 2013	5

	Notes to Financial Statements (unaudited)	6

Item 2:	Management’s Discussion and Analysis of Financial Condition and Results of Operations	12

Item 3:	Quantitative and Qualitative Disclosures about Market Risk	16

Item 4:	Controls and Procedures	16

PART II	OTHER INFORMATION

Item 6:	Exhibits	18

SIGNATURES		19

PART I FINANCIAL INFORMATION

Item 1: Financial Statements

MEI PHARMA, INC.

(A Development Stage Company)

BALANCE SHEETS

(In thousands, except share and per share data)

	March 31,	June 30,
	2013	2012
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$24,167	$6,202
Prepaid expenses and other current assets	260	146

Total current assets	24,427	6,348
Property and equipment, net	41	25
Intangible assets, net	479	—

Total assets	$24,947	$6,373

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$528	$594
Accrued liabilities	1,254	1,180

Total current liabilities	1,782	1,774

Commitments and contingencies (Note 3)

Stockholders’ equity:
Preferred stock, $0.01 par value; 100,000 shares authorized;
Series A: 1,000 shares issued and converted; none and 1,000 shares outstanding at March 31, 2013 and June 30, 2012, respectively	—	—
Series B: 742 shares issued and redeemed; none outstanding at March 31, 2013 and June 30, 2012	—	—
Common stock, $0.00000002 par value; 113,000,000 shares authorized; 15,036,300 shares and 3,416,491 shares issued and outstanding at March 31, 2013 and June 30, 2012, respectively	—	—
Additional paid-in-capital	116,247	89,710
Deficit accumulated during the development stage	(93,082)	(85,111)

Total stockholders' equity	23,165	4,599

Total liabilities and stockholders’ equity	$24,947	$6,373

See accompanying notes to the unaudited financial statements.

MEI PHARMA, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,		Period from December 1, 2000 (Inception) through March 31,
	2013	2012	2013	2012	2013
Operating expenses:
Research and development	$(1,543)	$(1,490)	$(4,433)	$(3,595)	$(48,537)
License fees	—	—	—	—	(21,500)
General and administrative	(1,225)	(811)	(3,557)	(2,596)	(26,327)

Total operating expenses	(2,768)	(2,301)	(7,990)	(6,191)	(96,364)

Loss from operations	(2,768)	(2,301)	(7,990)	(6,191)	(96,364)
Other income (expense):
Fair value of derivative liabilities in excess of proceeds	—	—	—	—	(508)
Adjustments to fair value of derivative liabilities	—	—	—	1,139	1,188
Interest and dividend income	15	32	20	37	2,919
Financing costs	—	—	—	(406)	(406)
Gain on sale of investment	—	—	—	—	100
Income tax expense	—	—	(1)	(1)	(11)

Net loss arising during development stage	$(2,753)	$(2,269)	$(7,971)	$(5,422)	$(93,082)

Net loss per share, basic and diluted	$(0.18)	$(0.93)	$(1.00)	$(2.70)

Shares used to calculate net loss per share	15,022,854	2,444,791	7,941,275	2,005,820

See accompanying notes to the unaudited financial statements.

MEI PHARMA, INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Nine Months Ended March 31,		Period from December 1, 2000 (Inception) through March 31,
	2013	2012	2013
Cash flows from operating activities:
Net loss arising during the development stage	$(7,971)	$(5,422)	$(93,082)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	766	389	3,557
Fair value of derivative liabilities in excess of proceeds	—	—	508
Gain on adjustment to fair value of derivative liabilities	—	(1,139)	(1,188)
Financing costs	—	406	406
Depreciation and amortization	33	10	59
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(114)	(271)	(260)
Accounts payable	(66)	113	528
Accrued liabilities	74	137	1,254

Net cash used in operating activities	(7,278)	(5,777)	(88,218)

Cash flows from investing activities:
Purchases of property and equipment	(28)	—	(79)

Net cash used in investing activities	(28)	—	(79)

Cash flows from financing activities:
Net proceeds from issuance of common stock	25,271	5,047	112,205
Net proceeds from issuance of preferred stock	—	—	665
Financing costs	—	(406)	(406)

Net cash provided by financing activities	25,271	4,641	112,464

Net increase (decrease) in cash and cash equivalents	17,965	(1,136)	24,167
Cash and cash equivalents at beginning of the period	6,202	3,858	—

Cash and cash equivalents at end of the period	$24,167	$2,722	$24,167

Supplemental cash flow information:
Issuance of common stock for purchase of intellectual property	$500	—	$500

See accompanying notes to the unaudited financial statements.

MEI PHARMA, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

1. Organization and Summary of Significant Accounting Policies

The Company

MEI Pharma, Inc. (formerly Marshall Edwards, Inc.), or the Company, is a development stage oncology company focused on the clinical development of novel therapies for cancer. The Company was incorporated in Delaware in December 2000 as a wholly-owned subsidiary of Novogen Limited (“Novogen”). The Company’s common stock is listed on the Nasdaq Capital Market and was previously listed under the symbol “MSHL” through June 30, 2012. On July 2, 2012, in conjunction with the change in the Company’s corporate name to MEI Pharma, Inc., the Company’s common stock began trading under the symbol “MEIP”. In December 2012, Novogen distributed to its shareholders substantially all of its MEI Pharma common stock. The Company’s former wholly-owned subsidiary, Marshall Edwards Pty Ltd (“MEPL”), was legally dissolved in April 2012. As MEPL was the Company’s only subsidiary, the financial statements are no longer consolidated.

The Company’s business purpose is the development of drugs for the treatment of cancer. The Company is currently focused on the clinical development of its lead drug candidate, Pracinostat. Pracinostat is an orally available histone deacetylase (HDAC) inhibitor that has been tested in a number of Phase I and exploratory Phase II clinical trials in advanced hematologic malignancies such as myelodysplastic syndrome (MDS), acute myeloid leukemia (AML) and myelofibrosis, as well as in solid tumor indications in both adult and pediatric patients. In August 2012, the Company acquired certain assets and intellectual property, including those related to Pracinostat, from S*BIO Pte Ltd (“S*BIO”). The Company’s clinical development pipeline also includes two isoflavone-based drug candidates, ME-143 and ME-344. ME-143 and ME-344 are derived from an isoflavone technology platform that has generated a number of compounds with anti-tumor activity in laboratory studies. These compounds have been shown to interact with specific targets resulting in the inhibition of tumor metabolism, a function critical for cancer cell survival.

Basis of Presentation

The accompanying unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto as of and for the year ended June 30, 2012, included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 18, 2012. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the accompanying financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, the accompanying financial statements reflect all adjustments (consisting of normal recurring adjustments) that are necessary for a fair statement of the financial position, results of operations and cash flows for the interim periods presented. Interim results are not necessarily indicative of results for a full year. The Company has evaluated subsequent events through the date the financial statements were issued.

Reverse Stock Split

On December 18, 2012, the Company effected a 1-for-6 reverse stock split (the “2012 Reverse Stock Split”) of the Company’s common stock. As a result of the 2012 Reverse Stock Split, every six shares of the Company’s issued and outstanding common stock were combined into one share of common stock. The 2012 Reverse Stock Split did not change the number of authorized shares of the Company’s common stock. All financial data and share information in this quarterly report has been presented on an as-adjusted basis to give effect to the 2012 Reverse Stock Split.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures made in the accompanying notes to the financial statements. The Company uses estimates for certain accruals including clinical and pre-clinical study fees and expenses, share-based compensation, and valuations of derivative liabilities, among others. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities of three months or less when purchased.

Fair Value of Financial Instruments

The carrying amounts of financial instruments such as cash equivalents and current liabilities approximate the related fair values due to the short-term maturities of these instruments.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains accounts in federally insured financial institutions in excess of federally insured limits. However, management believes that the Company is not exposed to significant credit risk due to the financial positions of the depository institutions in which these deposits are held.

Property and Equipment

Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (generally three to seven years) using the straight-line method. Leasehold improvements are stated at cost and are amortized over the shorter of the estimated useful lives of the assets or the lease term. Capital improvements are stated at cost and amortized over the estimated useful lives of the underlying assets.

Intangible Assets

Intangible assets consist of patents acquired from S*BIO in August 2012, relating to a family of heterocyclic compounds that inhibit HDACs. Capitalized amounts are amortized on a straight-line basis over the expected life of the intellectual property of 14 years. The carrying values of intangible assets are periodically reviewed to determine if the facts and circumstances suggest that a potential impairment may have occurred. Results of operations for the nine months ended March 31, 2013 do not reflect any write-downs associated with the potential impairment of intangible assets.

Research and Development Costs

Research and development costs are expense d as incurred and include costs paid to third-party contractors to perform research, conduct clinical trials and develop and manufacture drug materials. Clinical trial costs, including costs associated with third-party contractors, are a significant component of research and development expenses. The Company accrues research and development costs based on work performed. In determining the amount to accrue, management relies on estimates of total costs based on contract components completed, the enrollment of subjects, the completion of trials, and other events.

License Fees

Costs incurred related to the licensing of products that have not yet received regulatory approval to be marketed, or that are not commercially viable and ready for use, or have no alternative future use, are charged to expense in the period incurred.

Share-based Compensation

The Company’s Amended and Restated 2008 Stock Omnibus Equity Compensation Plan (the Plan) provides for the grant of stock options, restricted stock units (RSUs), and other stock-based or stock-denominated awards. The maximum number of shares of common stock issuable under the Plan is 2,186,000 shares, of which 1,357,302 shares are available for awards as of March 31, 2013.

The fair value of each stock option granted is estimated on the grant date under the fair value method using a binomial valuation model. The RSU equity awards are measured using the grant date fair value of the Company’s common stock. The estimated fair values of the stock options and RSUs, including the effect of estimated forfeitures, are expensed over the vesting period.

The Company recognized share-based compensation expenses of $186,000 and 133,000 during the three months ended March 31, 2013 and 2012, respectively, and $766,000 and $389,000 during the nine months ended March 31, 2013 and 2012, respectively.

Interest and Dividend Income

Interest on cash balances is recognized when earned. Dividend income is recognized when the right to receive the payment is established.

Income Taxes

The Company’s income tax expense consists of current and deferred income tax expense or benefit. Current income tax expense or benefit is the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is recognized for the future tax consequences attributable to tax credits and loss carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of March 31, 2013 and June 30, 2012, the Company has established a valuation allowance to fully reserve its net deferred tax assets. Tax rate changes are reflected in income during the period such changes are enacted. Changes in ownership may limit the amount of net operating loss carry-forwards that can be utilized in the future to offset taxable income.

The Financial Accounting Standards Board Topic on Income Taxes prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. An uncertain income tax position will not be recognized if management believes it has less than a 50% likelihood of being sustained. There were no unrecognized tax benefits as of March 31, 2013.

2. Net Loss Per Share

Basic and diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding during the period, less any shares subject to repurchase or forfeiture. There were no shares of common stock subject to repurchase or forfeiture for the three and nine months ended March 31, 2013 and 2012. Because the Company is in a net loss position, it has excluded stock options, RSUs, warrants, and convertible preferred stock from the calculation of diluted net loss per share because these securities are antidilutive for all periods presented. As of March 31, 2013 and 2012, the number of securities excluded from the computation of diluted net loss per share totaled approximately 6,027,031 and 1,399,692, respectively.

3. Commitments and Contingencies

The Company has contracted with various consultants and third parties to assist it in pre-clinical research and development and clinical trials work for its leading drug compounds. The contracts are terminable at any time, but obligate the Company to reimburse the providers for any time or costs incurred through the date of termination. The Company also has employment agreements with certain of its current employees that provide for severance payments and accelerated vesting for share-based awards if their employment is terminated under specified circumstances.

Additionally, the Company leased office space at a monthly rental rate of $10,734, plus other pass-through charges, through January 2013. In February 2013, the Company added additional office space at a new monthly rental rate of $17,014 to $18,252 under an amended lease expiring in June 2015.

Asset Purchase Agreement

On August 7, 2012, the Company entered into a definitive asset purchase agreement with S*BIO, pursuant to which the Company agreed to acquire certain assets comprised of intellectual property and technology including rights to Pracinostat, an HDAC inhibitor in Phase II clinical trials for hematologic cancers, from S*BIO in exchange for $500,000 of common stock. The agreement also provides for potential success-based clinical, regulatory and sales milestone payments of up to $75.2 million, as well as contingent earn-out payments based on net sales.

License Agreement

On September 28, 2012, the Company entered into a license agreement with CyDex Pharmaceuticals, Inc. (“CyDex”). Under the license agreement, CyDex granted to the Company an exclusive, nontransferable license to intellectual property rights relating to Captisol® for use with the Company’s two isoflavone-based drug compounds. The Company agreed to pay to CyDex a non-refundable license issuance fee, future milestone payments, and royalties on future sales of the Company’s approved drugs utilizing Captisol. Contemporaneously with the license agreement, the Company and CyDex entered into a commercial supply agreement pursuant to which the Company agreed to purchase 100% of its requirements for Captisol from CyDex. The Company may terminate both the license agreement and the supply agreement for convenience at any time upon 90 days’ prior written notice.

4. Segment Information

The Company has one operating segment, the development of pharmaceutical compounds. The Company’s business contained two geographic segments, the United States of America and Australia, from inception until MEPL’s legal dissolution in April 2012. For the three and nine months ended March 31, 2012, net losses attributable to Australia were immaterial. All of the Company’s assets and liabilities were located in the United States of America as of March 31, 2013 and June 30, 2012.

5. Related Party Transactions

Novogen was the majority shareholder from the Company’s inception through December 3, 2012. On such date, Novogen completed the distribution of substantially all of its MEI Pharma common stock to its shareholders. Historically, the Company licensed from Novogen the rights to Novogen patents and applications for the Company’s lead isoflavone-based drug candidates, as well as other compounds. Additionally, Novogen historically provided research and development services and administrative and finance services to the Company under service agreements. The license agreements were terminated in May 2011, in conjunction with the Company’s purchase of a portfolio of isoflavone-related assets from Novogen, which the Company refers to as the “Isoflavone Transaction”. The service agreements were terminated in December 2010.

On December 5, 2012, the Company entered into an agreement (the “Waiver Agreement”) with Novogen and Novogen Research Pty Limited, a wholly-owned subsidiary of Novogen (together, the “Novogen Parties”), Graham Kelly, an individual (“Kelly”), and Andrew Heaton, an individual (“Heaton”), pursuant to which the Company granted a limited waiver with respect to certain non-compete provisions contained in the Asset Purchase Agreement dated as of December 20, 2010, between the Company and the Novogen Parties. In consideration of the Company’s grant of the limited waiver, upon the execution of the Waiver Agreement, Novogen surrendered to the Company for cancellation warrants held by Novogen for the purchase of 166,666 shares of Common Stock.

6. Stockholders’ Equity

Equity Transactions

Private Placement

On December 18, 2012, the Company completed the sale (the “December 2012 private placement”) of 9,166,665 shares of common stock and warrants to purchase an additional 6,416,665 shares of common stock for an aggregate offering price of $27.5 million, pursuant to the terms of the Securities Purchase Agreement, dated November 4, 2012, between the Company and certain accredited investors identified therein.

Asset Purchase

On August 7, 2012, the Company entered into a definitive asset purchase agreement with S*BIO Pte Ltd (“S*Bio”), a privately held biotechnology company, pursuant to which the Company agreed to acquire certain assets comprised of intellectual property and technology including rights to Pracinostat, a histone deacetylases (HDAC) inhibitor in Phase II clinical trials for hematologic cancers, from S*BIO in exchange for $500,000 of common stock. The agreement also provides for potential success-based clinical, regulatory and sales milestone payments of up to $75.2 million, as well as contingent earn-out payments based on net sales. The Company may pay up to $500,000 of the first milestone payment in shares of common stock. On August 22, 2012, the Company completed the asset purchase and issued 195,756 shares of common stock to S*BIO.

Warrants

During the nine months ended March 31, 2013, warrants to purchase 1,820,304 shares of common stock that had been issued in the Company’s December 2012 private placement were exercised on a cashless basis, pursuant to which the Company issued 1,333,688 shares of common stock, and warrants to purchase 41 shares of common stock that had been issued in the Company’s May 2012 rights offering (the “Rights Offering”) were exercised, pursuant to which the Company issued 41 shares of common stock. Additionally, during the nine months ended March 31, 2013, warrants to purchase 194,381 shares of common stock that had been issued in the Company’s May 2011 private placement were exercised on a cashless basis, pursuant to which the Company issued 119,159 shares of common stock.

As of March 31, 2013, there were outstanding (i) warrants issued in the Company’s December 2012 private placement that are exercisable to purchase 4,596,361 shares of the Company’s common stock at an exercise price of $3.12, which expire in December 2017; (ii) warrants issued in conjunction with the Rights Offering that are exercisable to purchase 319,150 shares of the Company’s common stock at an exercise price of $7.14 per share, which expire in May 2017; (iii) Series A warrants issued in the Company’s May 2011 private placement that are exercisable to purchase 215,721 shares of common stock at an exercise price of $6.00 per share, which expire in November 2016; and (iv) other outstanding warrants that are exercisable to purchase 768 shares of the Company’s common stock at an exercise price of $130.20 per share, which expire in July 2013.

Stock Compensation

The Company uses equity-based compensation programs to provide long-term performance incentives for its employees. These incentives consist primarily of stock options and restricted stock units (RSUs).

Stock Options

As of March 31, 2013 there were options outstanding to purchase 495,031 shares of common stock at exercise prices ranging from $2.76 to $37.80 per share. The outstanding options expire at various dates in calendar years 2014 through 2018.

The fair value of each stock option granted is estimated on the grant date under the fair value method using a binomial valuation model. The estimated fair values of the stock options, including the effect of estimated forfeitures, are expensed over the vesting period. To calculate these fair values, the following assumptions were used:

	Nine months ended March 31,
	2013	2012
Risk-free interest rate	.62% - .90%	.90% - 1.32%
Expected life	5 years	5 years
Expected volatility	153% - 161%	145% - 148%
Dividend yield	0%	0%
Weighted-average grant date fair value	$6.37	$8.58

Stock option activity for the nine months ended March 31, 2013 was as follows:

	Stock options outstanding	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at June 30, 2012	143,926	$11.64	2.8	$107,000
Options granted	351,105	$7.06	4.8	$553,000
Options forfeited or expired	—	$0.00	—	$—

Outstanding at March 31, 2013	495,031	$8.39	4.2	$660,000
Exercisable at March 31, 2013	136,522	$10.79	3.4	$83,000

Unrecognized compensation expense related to non-vested stock options totaled $1,810,000 as of March 31, 2013. Such compensation expense is expected to be recognized over a weighted-average period of 4.5 years.

Restricted Stock Units

On March 29, 2013, the Compensation Committee of the Board of Directors granted 400,000 RSUs to the Company’s Chief Executive Officer, Dr. Daniel P. Gold. Each RSU represents the contingent right to receive one share of the Company’s common stock. One third of the RSUs will vest on each of August 30, 2014, August 30, 2015 and August 30, 2016. The shares underlying the RSUs will be delivered to Dr. Gold on the earliest to occur of (i) March 29, 2018, (ii) Dr. Gold’s death, disability or separation from service from the Company for any reason, or (iii) a change in control involving the Company.

The fair value of the RSUs on the date of grant was $3,452,000. The grant date fair value per unit was $8.63. As of March 31, 2013, unrecognized compensation expense related to the unvested portion of the Company’s RSUs was approximately $3,443,000 and is expected to be recognized over approximately 3.4 years.

Series A Convertible Preferred Stock

In connection with the closing of the Isoflavone Transaction in May 2011, the Company issued to Novogen 1,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”). Each share of Series A Preferred Stock was initially convertible into 804.5 shares of common stock. In addition, if a Phase II clinical trial involving the Company’s isoflavone technology were to achieve a statistically significant result (p=0.05 or less) or a first patient were enrolled in a Phase III clinical trial using the Company’s isoflavone technology, then any share of the Series A Preferred Stock not already converted may thereafter have been converted into 1,609 shares of common stock. On November 19, 2012, Novogen provided the Company written notice of conversion with respect to all of the 1,000 shares of Series A Preferred Stock held by Novogen. In accordance with the terms of the Preferred Shares, on November 20, 2012, the Company issued to Novogen 804,500 shares of common stock. As described above, in December 2012, Novogen completed a capital reduction and in specie distribution to the Novogen shareholders of substantially all of the shares of the Company’s common stock that it owned.

7. Subsequent Events

On April 10, 2013, the Company completed an underwritten registered offering of 2,030,000 shares of its common stock at a price per share of $7.50 pursuant to a “shelf” registration statement previously filed and declared effective by the Securities and Exchange Commission for gross proceeds of $15,225,000, before underwriters’ discount and expenses. The Company plans to use the net proceeds of the offering, together with other available funds, to progress the clinical development program for its lead drug candidate, Pracinostat, and for other general corporate purposes.

Item 2:	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Quarterly Report, including statements regarding the future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things:

•

our inability to obtain required additional financing or financing available to us on acceptable terms, or at all, which may cause us to delay, scale-back or eliminate plans related to development of our drug candidates;

•

we are in an early stage of clinical studies for our product candidates on which our development plans are based; clinical studies by their nature typically have a high level of risk and may not produce successful results;

•

the results of pre-clinical studies and completed clinical trials are not necessarily predictive of future results, and our current drug candidates may not have favorable results in later studies or trials;

•

our inability to maintain or enter into, and the risks resulting from our dependence upon, contractual arrangements necessary for the clinical development, manufacture, commercialization, marketing, sales and distribution of our product candidates;

•

costs and delays in the clinical development programs and/or receipt of U.S. Food and Drug Administration (the “FDA”) or other required governmental approvals, or the failure to obtain such approvals, for our product candidates;

•	the FDA’s interpretation and our interpretation of data from preclinical and clinical studies may differ significantly;

•	our failure to successfully commercialize our product candidates;

•	the failure of any products to gain market acceptance;

•	our inability to control the costs of manufacturing our products;

•	competition and competitive factors;

•	our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business;

•	our inability to operate our business without infringing the patents and proprietary rights of others;

•	costs stemming from our defense against third party intellectual property infringement claims;

•	general economic conditions;

•	technological changes;

•	government regulation generally and the receipt of regulatory approvals;

•	changes in industry practice; and

•	one-time events.

These risks are not exhaustive. Our business and financial performance could also be adversely affected by the factors that are discussed under “Risk Factors” in the Annual Report on Form 10-K for the year ended June 30, 2012, filed on September 18, 2012, as well as factors discussed elsewhere in this report and in our other filings with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

The following discussion is qualified in its entirety by, and should be read in conjunction with, the more detailed information set forth in the financial statements and the notes thereto appearing elsewhere in this Quarterly Report on Form 10-Q.

Overview

MEI Pharma, Inc. (formerly Marshall Edwards Inc.) is a development-stage oncology company focused on the clinical development of novel therapies for cancer. We were incorporated in Delaware in 2000 as a wholly owned subsidiary of Novogen Limited (“Novogen”). Our common stock is listed on the Nasdaq Capital Market and was previously listed under the symbol “MSHL” through June 30, 2012. On July 2, 2012, in conjunction with the change of our corporate name to MEI Pharma, Inc., our common stock began trading under the symbol “MEIP”. In December 2012, Novogen distributed to its shareholders substantially all of its MEI Pharma common stock.

Our business purpose is the development of drugs for the treatment of cancer. We are currently focused on the clinical development of our lead drug candidate, Pracinostat. Pracinostat is an orally available histone deacetylase (HDAC) inhibitor that has been tested in a number of Phase I and exploratory Phase II clinical trials in advanced hematologic malignancies such as myelodysplastic syndrome (MDS), acute myeloid leukemia (AML) and myelofibrosis, as well as in solid tumor indications in both adult and pediatric patients. HDACs belong to a larger set of proteins collectively known as epigenetic regulators that can alter gene expression by chemically modifying DNA or its associated chromosomal proteins. Abnormal activity of these regulators is believed to play an important role in cancer and other diseases. There are currently two HDAC inhibitors – one oral and one injectable – approved by the U.S. Food and Drug Administration (FDA) for the treatment of T-cell lymphoma. We expect to initiate a blinded, placebo-controlled Phase II trial of Pracinostat in combination with Vidaza® (azacitidine) in patients with MDS in June 2013. In August 2012, we acquired certain assets and intellectual property, including those related to Pracinostat, from S*BIO Pte Ltd (“S*BIO”).

Our clinical development pipeline also includes two isoflavone-based drug candidates, ME-143 and ME-344. ME-143 and ME-344 are derived from an isoflavone technology platform that has generated a number of compounds with anti-tumor activity in laboratory studies. These compounds have been shown to interact with specific targets resulting in the inhibition of tumor metabolism, a function critical for cancer cell survival. ME-143 has completed a Phase I clinical trial in patients with solid refractory tumors. A Phase I trial of ME-344 in patients with solid refractory tumors is ongoing.

We own exclusive worldwide rights to all of our drug candidates, including Pracinostat, ME-143 and ME-344.

Relationship with Novogen

Novogen was our majority shareholder from our inception through December 3, 2012. On such date, Novogen completed the distribution of substantially all of its MEI Pharma common stock to its shareholders. Historically, we licensed from Novogen the rights to Novogen patents and applications for our lead isoflavone-based drug candidates, as well as other compounds. Additionally, Novogen historically provided research and development services and administrative and finance services to us under service agreements. Our license agreements with Novogen were terminated in May 2011 in conjunction with our purchase of a portfolio of isoflavone-related assets from Novogen, which we refer to as the “Isoflavone Transaction”. The service agreements with Novogen were terminated in December 2010.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. Actual results could differ from those estimates. We believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Clinical Trials Expenses and Accruals

Estimates have been used in determining the expense and accrued liability under certain clinical trial contracts where services have been performed but not yet invoiced. Generally, the costs associated with clinical trial contracts are based on the number of patients in each trial, the service contracts associated with clinical sites, service providers and drug development contracts. The length of time before actual amounts can be determined will vary, and are therefore estimated, depending on length of the drug administration cycles and the timing of the invoices by the clinical trial partners and contractors.

Share-based Compensation

Share-based compensation expense for employees and directors is recognized in the statement of operations based on estimated amounts, including the grant date fair value and the expected service period. For stock options, we estimate the grant date fair value using a binomial valuation model, which requires the use of multiple subjective inputs including estimated future volatility, expected forfeitures and the expected term of the awards. We estimate our expected future volatility based on our stock’s historical price volatility. Our stock’s future volatility may differ from our estimated volatility at the grant date. RSUs are measured using the grant date fair value of our common stock. The estimated fair values of the stock options and RSUs, including the effect of estimated forfeitures, are expensed over the vesting period.

Share-based compensation recorded in our statement of operations is based on awards expected to ultimately vest and has been reduced for estimated forfeitures. Our estimated forfeiture rates may differ from actual forfeiture rates which would affect the amount of expense recognized during the period. We recognize the value of the awards on a straight-line basis over the awards’ requisite service periods. The requisite service period is generally the time over which our share-based awards vest.

Results of Operations

Three Months Ended March 31, 2013 and 2012

We incurred losses of $2,753,000 and $2,269,000 for the three months ended March 31, 2013 and 2012, respectively.

Research and Development: Research and development expenses consist primarily of clinical trial costs (including payments to contract research organizations or CROs), pre-clinical study costs, costs to manufacture our drug candidates for pre-clinical and clinical studies and salaries and other personnel costs. Research and development expenses increased by $53,000 to $1,543,000 for the three months ended March 31, 2013 compared to $1,490,000 for the three months ended March 31, 2012. The increase is primarily due to costs associated with drug manufacturing and preparations for Phase II clinical trials for Pracinostat and costs associated with a Phase I clinical trial for ME-344.

General and Administrative: General and administrative expenses increased by $414,000 to $1,225,000 for the three months ended March 31, 2013 compared to $811,000 for the three months ended March 31, 2012. The increase primarily relates to legal, professional and consulting expenses associated with corporate matters including costs for investor-related expenses and the Company’s annual meeting of shareholders.

Other income or expense: We received interest on cash and cash equivalents of $15,000 for the three months ended March 31, 2013 and $2,000 for the three months ended March 31, 2012. The increase was due to higher cash balances. During the three months ended March 31, 2012, we also received dividends of $30,000 from an investment in a privately-held company.

Nine Months Ended March 31, 2013 and 2012

We incurred losses of $7,971,000 and $5,422,000 for the nine months ended March 31, 2013 and 2012, respectively.

Research and Development: Research and development expenses increased by $838,000 to $4,433,000 for the nine months ended March 31, 2013, compared to $3,595,000 for the nine months ended March 31, 2012. The increase is primarily due to costs associated with drug manufacturing and preparations for Phase II clinical trials for Pracinostat and costs associated with a Phase I clinical trial for ME-344.

General and Administrative: General and administrative expenses increased by $961,000 to $3,557,000 for the nine months ended March 31, 2013 compared to $2,596,000 for the nine months ended March 31, 2012. The increase primarily relates to legal fees and other costs associated with the issuance of common stock to S*BIO in conjunction with the purchase of Pracinostat, professional and consulting expenses related to corporate matters including the Company’s reverse stock split, and stock-based compensation expenses.

Other income or expense: We received interest on cash and cash equivalents of $20,000 for the nine months ended March 31, 2013 and $7,000 for the nine months ended March 31, 2012. The increase was due to higher cash balances. We also received dividends of $30,000 from a small investment in a privately-held company during the nine months ended March 31, 2012. Additionally, during the year ended June 30, 2011, we issued securities that were accounted for as derivative liabilities. As of March 31, 2012, our obligations related to these securities were contractually completed, resulting in the elimination of the derivative liabilities and a corresponding net decrease in their value of $1,125,000 during the nine months ended March 31, 2012, which was recorded as non-operating income. Additionally, during the nine months ended March 31, 2012, we recorded a reversal of a prior expense of $14,000 in conjunction with amending the terms of the Series A Warrants pursuant to the Supplemental Agreement entered into in September 2011 with the investors in the May 2011 private placement (the “Supplemental Agreement”), based on the fair value of the Series A warrants, as amended. In connection with the Supplemental Agreement, we incurred financing costs in the amount of $406,000 during the nine months ended March 31, 2012.

Liquidity and Capital Resources

Our sources of liquidity include our cash and cash equivalents. Our existing cash balances were approximately $24,167,000 as of March 31, 2013. Our current business operations are focused on continuing the clinical development of our lead drug candidate, Pracinostat, Our clinical development pipeline also includes ME-143 and ME-344. Changes to our research and development plans or other changes affecting our operating expenses may affect actual future use of existing cash resources. To date, we have obtained cash and funded our operations primarily through the sale of equity securities. We have accumulated losses of $93,082,000 since inception and expect to incur operating losses and generate negative cash flows from operations for the foreseeable future. In order to continue the development of our drug candidates, at some point in the future we may pursue one or more capital transactions, whether through the sale of equity securities or entry into strategic partnerships.

Sources and Uses of Our Cash

Net cash used in operations for the nine months ended March 31, 2013 was $7,278,000 compared to $5,777,000 in the nine months ended March 31, 2012, due to our net loss resulting from expenses incurred for research and development and general and administrative costs.

Net cash provided by financing activities was $25,271,000 during the nine months ended March 31, 2013. Cash raised during the nine months ended March 31, 2013 reflected proceeds raised through the issuance of common stock and warrants in our December 2012 private placement. Net cash provided by financing activities was $4,641,000 during the nine months ended March 31, 2012. Cash raised during the nine months ended March 31, 2012 reflected net proceeds of $5,047,000 raised through the issuance of common stock. Additionally, during the nine months ended March 31, 2012, we paid $406,000 in financing costs associated with amending the terms of securities that had been issued as part of the May 2011 private placement.

Contractual Obligations

We have contracted with various consultants and third parties to assist us in pre-clinical research and development and clinical trials work for our leading drug compounds. The contracts are terminable at any time, but obligate us to reimburse the providers for any time or costs incurred through the date of termination. Additionally, we have employment agreements with certain of our current employees that provide for severance payments and accelerated vesting for share-based awards if their employment is terminated under specified circumstances.

In July 2010, we entered into a lease arrangement to rent approximately 3,676 square feet of office space for 33 months beginning in July 2010 for monthly rental rates ranging from $10,109 to $10,734 over the lease term, plus other pass-through charges. On January 3, 2013, we entered into an amendment to the lease (“First Lease Amendment”). The First Lease Amendment extends the lease term through June 2015. In addition, it adds expansion space of approximately 2,511 square feet of office space, which co-terminates with the extension of the original lease in June 2015. The additional expansion space portion of the lease began in February 2013. We currently lease approximately 6,187 square feet of space at a monthly rental rate of $17,014 to $18,252 during the term of the lease.

License Agreement

On September 28, 2012, we entered into a license agreement with CyDex Pharmaceuticals, Inc. (“CyDex”). Under the license agreement, CyDex granted to us an exclusive, nontransferable license to intellectual property rights relating to Captisol® for use with the our two lead isoflavone-based drug compounds. We agreed to pay to CyDex a non-refundable license issuance fee, future milestone payments, and royalties on future sales. Contemporaneously with the license agreement, we entered into a commercial supply agreement with Cydex pursuant to which we agreed to purchase 100% of its requirements for Captisol from CyDex. We may terminate both the license agreement and the supply agreement for convenience at any time upon 90 days’ prior written notice.

Corporate Developments

April 2013 Common Stock Offering

On April 10, 2013, we completed an underwritten registered offering of 2,030,000 shares of our common stock at a price per share of $7.50 pursuant to a “shelf” registration statement previously filed and declared effective by the Securities and Exchange Commission for gross proceeds of $15,225,000, before underwriters’ discount and expenses. We plan to use the net proceeds of the offering, together with other available funds, to progress the clinical development program for our lead drug candidate, Pracinostat, and for other general corporate purposes.

December 2012 Private Placement

On December 18, 2012, we completed the sale (the “December 2012 private placement”) of 9,166,665 shares (the “Initial Shares”) of common stock and warrants (the “Warrants”) to purchase an additional 6,416,665 shares (the “Warrant Shares” and, together with the Initial Shares, the “Shares”) of common stock for an aggregate offering price of $27.5 million, pursuant to the terms a Securities Purchase Agreement, dated November 4, 2012, between us and certain accredited investors identified therein. As of the date of the closing of the December 2012 private placement, two of the investors, Vivo Ventures Fund VII, L.P. (“Vivo”) and New Leaf Ventures II, L.P. (“New Leaf”) owned in excess of 20% of our outstanding common stock.

We entered into a separate governance agreement with each of Vivo and New Leaf pursuant to which each of them is entitled to propose a candidate for election to our Board of Directors for consideration by the nominating committee of the Board of Directors in connection with each annual meeting of our stockholders following the effectiveness of an amended and restated certificate of incorporation eliminating our classified Board of Directors, and at such other times as such investor may propose. At the Company’s Annual Meeting held on March 26, 2013, the proposal to declassify our Board of Directors was not approved by our shareholders. We have agreed to use our best efforts to cause the Board of Directors to elect one of the candidates proposed by Vivo or New Leaf to serve as Chairman of the Board of Directors and to cause the Board of Directors to appoint at least one of any such candidates serving on the Board of Directors to serve on each standing and special committee of the Board of Directors. All candidates proposed by Vivo and New Leaf will be presented to the nominating committee for the same consideration as individuals identified by the nominating committee through other means. Each governance agreement will terminate with respect to the applicable investor at the earliest of (i) such time as such investor and its affiliates beneficially owns all of the shares of common stock then outstanding, (ii) such time as such investor and its affiliates beneficially own less than 10% of the shares of common stock then outstanding, or (iii) the effectiveness of certain change of control transactions resulting in continuing stockholders of the Company holding less than 50% of the outstanding voting securities of the Company, its successor entity or a parent or subsidiary of its successor entity. On February 7, 2013, the Board appointed Thomas C. Reynolds, M.D., Ph.D., to fill the vacancy created by the expansion of the size of the Board from six members to seven members that became effective on December 18, 2012. Dr. Reynolds was proposed to the nominating committee of the Board of Directors pursuant to the terms of the governance agreements. On January 27, 2013, Professor Williams notified the Company of his decision not to stand for re-election to the Board of Directors at the Company’s Annual Meeting on March 26, 2013. As a result, the Company has commenced a search process to fill the vacancy created by Professor Williams’s retirement from the Board of Directors. It is expected that at a future date, a candidate proposed under the governance agreements will be considered by the nominating committee of the Board of Directors to fill the vacancy that was created upon Professor Williams’s retirement from the Board of Directors.

Reverse Stock Split

On December 18, 2012, we filed a Certificate of Amendment to our Restated Certificate of Incorporation in order to effect a 1-for-6 reverse stock split (the “2012 Reverse Stock Split”) of our common stock effective on December 18, 2012. As a result of the 2012 Reverse Stock Split, every six shares of our issued and outstanding common stock were combined into one share of common stock. The 2012 Reverse Stock Split did not change the number of authorized shares of common stock. All financial data and share information in this quarterly report has been presented on an as-adjusted basis to give effect to the 2012 Reverse Stock Split.

Recent Accounting Pronouncements

See Item 1 of Part I, “Notes to Financial Statements- Note 1- Organization and Summary of Significant Accounting Policies”.

Item 3:	Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to market interest rates relates primarily to the investments of cash balances. We have cash reserves held primarily in U.S. dollars and we place funds on deposit with financial institutions and which are generally at call.

We do not use derivative financial instruments to hedge our risks related to cash balances. We place our cash deposits with high credit quality financial institutions, and, by policy, limit the amount of credit exposure to any single counter-party. We are adverse to principal loss and we ensure the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk. We seek to mitigate default risk by depositing funds with high credit quality financial institutions and by periodically positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

We do not consider the effects of interest rate movements to be a material risk to our financial condition.

Item 4:	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Quarterly Report on Form 10-Q, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

There were no changes in our internal control over financial reporting during the period covered by this Quarterly Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II OTHER INFORMATION

Item 6:	Exhibits

Exhibit Index

Exhibits

10.1	Amended and Restated 2008 Stock Omnibus Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 29, 2013.)

31.1	Rule 13a-14(a) or Rule 15d-14(a) Certification of Principal Executive Officer

31.2	Rule 13a-14(a) or Rule 15d-14(a) Certification of Principal Financial Officer

32.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C 1350).

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Quarterly Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEI Pharma, Inc.

/s/ Daniel P. Gold
Daniel P. Gold
President and Chief Executive Officer

Date: May 9, 2013

Exhibit 31.1

CERTIFICATION

I, Daniel P. Gold, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of MEI Pharma, Inc.;

2.	Based on my knowledge, this Quarterly Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Quarterly Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Quarterly Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Quarterly Report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Quarterly Report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in the Quarterly Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Quarterly Report based on such evaluation; and

(d)	Disclosed in this Quarterly Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 9, 2013	/s/ Daniel P. Gold
Daniel P. Gold President and Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Thomas M. Zech, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of MEI Pharma, Inc.;

2.	Based on my knowledge, this Quarterly Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Quarterly Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Quarterly Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Quarterly Report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) ) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Quarterly Report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in the Quarterly Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Quarterly Report based on such evaluation; and

(d)	Disclosed in this Quarterly Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.	The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 9, 2013	/s/ Thomas M. Zech
Thomas M. Zech Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION

Pursuant to the requirement set forth in Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. § 1350), Daniel P. Gold, the President and Chief Executive Officer of MEI Pharma, Inc. (the “Registrant”), and Thomas M. Zech, the Chief Financial Officer of the Registrant, each hereby certifies that, to his knowledge:

1.	The Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2013, (the “Form 10-Q”) to which this Certification is attached as Exhibit 32.1, fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Form 10-Q fairly presents, in all material respects, the financial condition of the Registrant at the end of the period covered by the Form 10-Q and results of operations of the registrant for the period covered by the
Form 10-Q.

These certifications accompanying the Form 10-Q to which they relate, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-Q), irrespective of any general incorporation language contained in such filing.

Dated: May 9, 2013

/s/ Daniel P. Gold	/s/ Thomas M. Zech
Daniel P. Gold	Thomas M. Zech
President and Chief Executive Officer (Principal Executive Officer)	Chief Financial Officer (Principal Financial Officer)